

June 22, 2023

Humphrey P. Polanen
Chief Executive Officer
Deep Medicine Acquisition Corp.
595 Madison Avenue, 12th Floor
New York, NY 10017

      Re: Deep Medicine Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed June 6, 2023
          File No. 001-40970

Dear Humphrey P. Polanen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Lijia Sanchez, Esq.